Exhibit 99.1

OPC Energy Ltd., a Subsidiary of Kenon Holdings Ltd., Announces that the Special Purpose Corporation in which a subsidiary of OPC has a 50% interest was not the Winning Bidder in Tender to Acquire the
Eshkol Power Plant

Singapore, June 18, 2023. Kenon Holdings Ltd.’s (NYSE: KEN, TASE: KEN) (“Kenon”) subsidiary OPC Energy Ltd. (“OPC”) announced on May 22, 2023 that a special-purpose corporation (the “Bidder”) that is owned equally by OPC Power Plants Ltd. (an 80% subsidiary of OPC) and a corporation held by the Noy Fund had filed a bid for the acquisition of the “Eshkol” power plant as part of a tender conducted by the Israel Electric Corporation.

OPC has announced that another party was declared the winning bidder, with an offer of NIS 12.4 billion, and the Bidder was declared the second qualifier, with an offer of NIS 7.1 billion.

In accordance with the documents for the tender, if the declaration of the winning bidder is cancelled, or if the engagement for a contract with the winning bidder is cancelled, the tender committee will be allowed to declare the second qualifier as the winner.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements about the results of the tender for the Eshkol power plant and other non-historical statements. These forward-looking statements are based on current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in Kenon’s forward-looking statements. Such risks include the risk that the second qualifier is not declared the winning bidder in the circumstances described above and other risks, including those set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.